UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)(1)

Nabi Biopharmaceuticals

(Name of Issuer)

Common Stock $0.10 Par Value

(Title of Class of Securities)

629519109

(CUSIP Number)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629519109		13G

1.	Name of Reporting Persons David M. Knott I.R.S. Identification No. of Above Persons (Entities Only)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,283,597

	6.	Shared Voting Power: 61,000

	7.	Sole Dispositive Power: 2,344,597

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,597

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 4.8%

12.	Type of Reporting Person* IN

CUSIP No. 629519109		13G

1.	Name of Reporting Persons Dorset Management Corporation I.R.S. Identification No. of Above Persons (Entities Only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,283,597

	6.	Shared Voting Power: 61,000

	7.	Sole Dispositive Power: 2,344,597

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,597

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 4.8%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)		Name of Issuer:
Item 1(b)		Address of Issuer’s Principal Executive Offices:

Item 2(a)		Name of Person(s) Filing:
Item 2(c)		Citizenship or Place of Organization
Item 2(d)		Title of Class of Securities:
Item 2(e)		CUSIP Number:

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
	(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

David M. Knott and Dorset Management Corporation (the “Reporting Persons”): See Rows 5 through 9 and 11 on pages 2 and 3, as of the date of the event which requires filing of this statement.

In addition, this statement is being filed for clarification to reflect the following beneficial ownership interests for each of the Reporting Persons as of the following dates:

	December 31, 2007 (date of event requiring filing):

	(a) Number of shares as to which the Reporting Persons have:
	(i) Sole Voting Power:	5,508,600.
	(ii) Shared Voting Power:	233,700.
	(iii) Sole Dispositive Power:	5,812,300.
	(iv) Shared Dispositive Power:	0.
	(b) Aggregate amount beneficially owned:	5,812,300.
	(c) Percent of class:	9.5%.

	December 31, 2008 (date of event requiring filing):

	(a) Number of shares as to which the Reporting Persons have:
	(i) Sole Voting Power:	4,988,053.
	(ii) Shared Voting Power:	84,900.
	(iii) Sole Dispositive Power:	5,143,353.
	(iv) Shared Dispositive Power:	0.
	(b) Aggregate amount beneficially owned:	5,143,353.
	(c) Percent of class:	9.9%.

	December 31, 2009 (date of event requiring filing; amending Schedule 13DA-7 filed previously on February 10, 2010):

	(a) Number of shares as to which the Reporting Persons have:
	(i) Sole Voting Power:	3,862,673
	(ii) Shared Voting Power:	84,900.
	(iii) Sole Dispositive Power:	4,001,873.
	(iv) Shared Dispositive Power:	0.
	(b) Aggregate amount beneficially owned:	4,001,873.
	(c) Percent of class:	7.9%.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

David M. Knott and Dorset Management Corporation

Notwithstanding the combination of this statement with statements for prior years that show beneficial ownership above 5% for each Reporting Person during each of those earlier years, this statement is being filed to reflect that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, as reported on rows 5 through 9 and 11 on pages 2 and 3.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2010
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President